EXHIBIT 99.40

Management’s Discussion & Analysis

For the three and six months ended April 30, 2020 and 2019

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) of High Tide Inc. (“High Tide” or the “Company”) for the three and six months ended April 30, 2020 and 2019 is dated June 16, 2020. This MD&A should be read in conjunction with the audited Consolidated Financial Statements of the Company for the year ended October 31, 2019 (hereafter the “Financial Statements”) and with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

In this document, the terms “we”, “us” and “our” refer to High Tide. This document also refers to the Company’s three reportable operating segments: (i) the “Retail” Segment represented by brands, including Canna Cabana, KushBar, Grasscity, and CBDcity (ii) the “Wholesale” Segment represented by RGR Canada (“RGR”), Valiant Distribution (“VAL”) and Famous Brandz (“Famous Brandz”), and (iii) the “Corporate” Segment.

High Tide is a retail focused cannabis corporation enhanced by the manufacturing and distribution of smoking accessories and cannabis lifestyle products. The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “HITI”, the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the symbol “2LY”, and on the OTCQB Market (“OTCQB”) under the symbol “HITIF”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1, while the address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

Additional information about the Company, including the October 31, 2019 audited Consolidated Financial Statements, news releases and the Company’s long-form prospectus can be accessed at www.sedar.com and at www.hightideinc.com.

Forward-Looking Information and Statements

Certain statements contained within this MD&A, and in certain documents incorporated by reference into this document, constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In particular, this MD&A contains forward-looking statements pertaining, without limitation, to the following: changes in general and administrative expenses; future business operations and activities and the timing thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company; and its ability to fund its working capital requirements and forecasted capital expenditures.

We believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon.

These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments and Risk Management” in this MD&A.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of the date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Changes in Accounting Policies and Critical Accounting Estimates

The significant accounting policies applied in preparation of the unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended April 30, 2020 are consistent with those applied and disclosed in Note 2 of the Company’s 2019 Audited Consolidated Financial Statements. On November 1, 2019, the Company adopted IFRS 16 – Leases. The new standard has significant changes to the lessee accounting by removing the distinction between operating and finance leases and requires lessees to recognize a lease liability reflecting its obligation for future lease payments and a right-of-use asset representing its right to use the underlying asset. The impact of the adoption of IFRS 16 is disclosed in Note 2 and Note 18 of the Condensed Interim Consolidated Financial Statements for the three and six months ended April 30, 2020. Critical accounting estimates remain the same as disclosed in the Audited Consolidated Financial Statements for the year ended October 31, 2019.

On November 1, 2019, the Company adopted the new accounting standard, IFRS 16, Leases (“IFRS 16”) using the modified retrospective approach and has not restated comparatives for the 2019 reporting period, as permitted under the specific transitional provisions in the standard.

Non-IFRS Financial Measures

Throughout this MD&A, references are made to non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Corporate Overview

Nature of Operations

The Company’s vision is to offer a full range of best-in-class products and services to cannabis consumers, while growing organically and through acquisitions, to become the world’s premier retail-focused and vertically-integrated enterprise.

The Company’s retail operations are focused on business-to-consumer markets. The operations of Canna Cabana (which is one of Canada’s largest cannabis retail networks) and KushBar are focused both on the retail sale of recreational cannabis products for adult use as well as smoking accessories. Grasscity has been operating as a major e-commerce retailer of smoking accessories and cannabis lifestyle products for over 20 years. It has significant brand equity in the United States and around the world, while providing an established online sales channel for High Tide to sell its proprietary products.

The wholesale operations of RGR are primarily focused on the manufacturing and distribution of smoking accessories and cannabis lifestyle products. RGR designs and distributes a proprietary suite of branded smoking accessories including overseeing their contract manufacturing by third parties. RGR also distributes a minority of products that are manufactured by third parties. RGR does not sell its products directly to consumers but operates an e-commerce platform for wholesale customers. Like RGR, the wholesale operations of Famous Brandz are primarily focused on the manufacturing and distribution of smoking accessories and cannabis lifestyle products. Famous Brandz differentiates itself from RGR by focusing on acquiring celebrity licences, designing, and distributing branded products. Famous Brandz has developed an extensive network of wholesale clients across Canada, the United States and Europe.

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Established Consumer Brands:

Competitive Landscape

As of the date of this MD&A, the Company operates 33 corporately owned retail cannabis locations represented by 30 Canna Cabana locations and 3 KushBar locations. Further, the Company has a 50% interest in a partnership that operates a retail Canna Cabana branded location in Sudbury, Ontario. The Company is also represented by one branded location in Toronto, Ontario, as well as one franchise in Calgary. In total, the Company currently has a total of 36 branded retail cannabis stores operating across Canada.

Canna Cabana provides a unique customer experience focused on retention and loyalty through its Cabana Club membership platform. Members of Cabana Club receive SMS & email communications highlighting new and upcoming product arrivals, member-only events, and special offers. As of the date of this MD&A, approximately 47,000 members have joined Cabana Club, with the majority subscribing in-store, while completing purchase transactions. As a result, the database communicates with highly relevant consumers who are segmented at the local level by delivering regular content that is specific to their local Canna Cabana location. Canna Cabana and KushBar operate among many competitors, both consolidated chains and independent operators. Notable competitors include Fire & Flower, Meta Growth, Nova Cannabis, Spiritleaf and Tokyo Smoke, as well as numerous independent retailers.

The Company anticipates significant additional growth in revenue due to the recent legalization of cannabis edibles and concentrate products. Limited initial releases of vape and edible products by Canadian Licensed Producers (“LPs”) have been well received by current retail customers, while also attracting many new customers who were previously purchasing from legacy and illicit market vendors. As new products within the highly popular concentrates category become available, the Company expects to gain even more share of the Canadian cannabis consumer market.

Most of the Company’s competitors applicable to its Wholesale Segment operate primarily as product distributors, while RGR and Famous Brandz both design, source, import and distribute their products. This creates advantages through vertical integration, enabling RGR and Famous Brandz to bring unique product designs to market, and offer wholesale customers favourable terms and flexible pricing.

In the future, the Company expects its Retail Segment to experience increased competition from the recreational cannabis industry as a greater number of third-party stores are established across Canada to offer both cannabis products and smoking accessories. However, the Company believes that its product knowledge, operational expertise, and margin maximization achieved through its vertically-integrated Wholesale Segment will enable it to operate profitably over the long term. In addition, the Company expects opportunities to arise from the legalization of recreational cannabis for its Wholesale Segment to acquire new clients by supplying third-party retailers with smoking accessories on a wholesale basis, thereby offsetting some of the risks associated with the increased competition expected to affect the Retail Segment.

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

While the Company is presently focused on its existing markets in the Provinces of Alberta, Saskatchewan and Ontario, the Company is waiting for final approval from the British Columbia Liquor Distribution Branch (“BC LDB”) to establish up to the maximum number of eight Canna Cabana locations per operator in the Province of British Columbia. The Company is currently evaluating entering other provinces and territories including Manitoba, North West Territories, and Yukon, as regulations permit and anticipates being able to grow both organically as well as through acquisitions in the future.

Select Financial Highlights and Operating Performance

	Three months ended April 30			Six months ended April 30
	2020	2019	% Change	2020	2019	% Change
	$	$		$	$
Revenue	19,572	6,596	197%	33,231	11,596	187%
Gross Profit	7,388	2,351	214%	12,165	4,140	194%
Gross Profit Margin	38%	36%	2%	37%	36%	1%
Total Operating Expenses	(7,331)	(6,702)	9%	(14,051)	(13,352)	5%
Adjusted EBITDA(a)	1,935	(3,486)	156%	1,385	(6,823)	120%
Income (loss) from Operations	57	(4,351)	101%	(1,886)	(9,212)	(80%)
Net Loss	(5,046)	(3,319)	52%	(8,898)	(7,140)	25%
Loss Per Share (Basic)	(0.02)	(0.02)		(0.04)	(0.04)
Loss Per Share (Diluted)	(0.02)	(0.02)		(0.04)	(0.04)

(a)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net Loss in found under “EBITDA and Adjusted EBITDA” in this MD&A.

Revenue increased by 197% to $19,572 in the second quarter of 2020 (2019: $6,596) and gross profit increased by 214% to $7,388 in the second quarter of 2020 (2019: $2,351). Income (loss) from operations increased to $57 in the second quarter of 2020 (2019: loss from operations was $4,351).

The key factors affecting the results for the three-month period ended April 30, 2020 were:

●	Merchandise Sales – Merchandise sales increased by $12,451 or 198% for the three-month period ended April 30, 2020 as compared to same period in 2019. Growth in merchandise sales was largely driven by acquired businesses, the organic increase in the number of Canna Cabana stores across Canada, and a shift in consumer spending towards e-commerce which resulted in a significant increase in sales on Grasscity.com.

●	Operating Expenses – The increase was primarily driven by the Company’s planned increase in personnel and operating costs to support the establishment of retail store network across Canada.

Revenue

Revenue increased by 197% or $12,976 to $19,572 in the second quarter of 2020 (2019: $6,596) and by 187% or $21,635 to $33,231 in the six-month period ended April 30, 2020 (2019: $11,596).

The increase in revenue was driven primarily by the Company’s Retail Segment via the operations of Canna Cabana, KushBar and Grasscity.

Sales growth led to an increase in revenue of $12,976 between all segments. During the three-month period ended April 30, 2020, Canna Cabana locations processed over 405,950 transactions and fortified the Company’s loyal customer base by growing its Cabana Club, thereby strongly connecting new shoppers to the Company’s consumer-focused retail experience.

The Company’s industry leading Cabana Club program delivers information to existing customers. Cabana Club members receive SMS & email communications highlighting new and upcoming product arrivals, member-only events, and special offers that connect them to their local Canna Cabana store. The program focuses on building long-term purchase habits and a strong relationship with customers. The Company is pleased that over 55% of its daily business is conducted with regular Cabana Club members.

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The Company launched its proprietary data analytics service named CabanalyticsTM and started generating recurring subscription-based revenue. The Company continues to realize significant increases in its data analytics service through a growing subscriber base.

Gross Profit

For the three-month period ended April 30, 2020, gross profit increased by $5,037 to $7,388 (2019: $2,351) and by $8,025 to $12,165 for the six-month period ended April 30, 2020 (2019: $4,140). The increase in gross profit was driven by an increase in sales volume and the optimization of cost of sales. The gross profit margin also increased to 38% in the three-month period ended April 30, 2020 (2019: 36%) and to 37% in the six-month period ended April 30, 2020 (2019: 36%).

Operating Expenses

Total operating expenses increased by $629 to $7,331 for the three-month period ended April 30, 2020 (2019: $6,702) and by $699 to $14,051 for the six-month period ended April 30, 2020 (2019: $13,352). Total operating expenses as a percentage of revenue was 37% for the three-month period ended April 30, 2020 (2019: 102%).

Operating expenses increased over the same period in 2019 due to Company’s efforts to take advantage of significant market opportunities created over the last 12 months in the recreational cannabis for adult use across Canada, which occurred on October 17, 2018. This increased effort resulted in the Company being represented by 36 branded stores across Canada as at the date of this MD&A in the Provinces of Alberta, Ontario, and Saskatchewan, while being ready to expand its operations into British Columbia in the near future.

The increase in operating expenses was largely attributed to salaries, wages, and benefits, which increased by $1,134 compared to the same period during the prior year. The increase in staffing was due to the planned need for additional personnel within both the Retail and Corporate Segments to facilitate growth and position the Company to take advantage of various market opportunities.

General and administrative expenses decreased by $559 for the three-month period ended April 30, 2020 compared to the same period in 2019 primarily because of the adoption of IFRS 16 and due to cost saving initiatives. Additionally, professional fees decreased by $602 during the three-month period ended April 30, 2020, compared to the same period during the prior year. As the Company integrates its acquired businesses and streamlines processes to fully realize expected synergies, the Company expects to see further reductions in its relative operating expenses.

Financing and Other Costs

Financing and other costs of $2,804 was recorded during the three-month period ended April 30, 2020, representing the expense associated with the interest expense related to convertible debentures, the accretion of lease liabilities, transaction costs related to securing a loan, as well as transaction costs related to the Company’s acquisitions.

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Segment Operations

For the three months ended April 30,	Retail 2020 ($)	Retail 2019 ($)	Wholesale 2020 ($)	Wholesale 2019 ($)	Corporate 2020 ($)	Corporate 2019 ($)	Total 2020 ($)	Total 2019 ($)
Total Revenue	17,821	4,776	1,661	1,792	90	28	19,572	6,596
Gross margin	6,726	1,597	572	726	90	28	7,388	2,351
Income (loss) from operations	1,658	(1,520)	(356)	(227)	(1,245)	(2,604)	57	(4,351)
Net (loss) Income	1,025	(1,156)	(361)	(1,023)	(5,710)	(1,140)	(5,046)	(3,319)

Total assets	48,504	32,350	5,456	4,819	19,195	3,574	73,155	40,743
Total liabilities	22,351	4,521	1,399	672	41,430	26,143	65,180	31,336

Retail Segment Performance

The Company’s Retail Segment demonstrated significant sales growth with an increase in revenue of $13,045 compared to same period last year. Revenue growth is primarily attributable to its acquired businesses, which resulted in an increased number of Canna Cabana locations and transactions on Grasscity.com as a result of shifting consumer habits.

Grasscity attracts approximately 5.8 million users to its online store each year and has had over 34 million unique users join its online forums since inception. High Tide continues to invest in Grasscity to refresh its online sales platform, increase its searchability and align its supply chain with RGR and Famous Brandz. Grasscity is a strong strategic fit with High Tide based on its strong brand and lengthy online presence, while also enabling the Company to leverage its vertical integration to improve order fulfillment, customer reach, product margins and its overall profitability.

Gross profit for the three-month period ended April 30, 2020 increased by $5,129 compared to same period last year and the gross profit margin rate increased to 38%. The increase in gross margin rate is due to product mix optimization in the Canna Cabana and KushBar locations and on Grasscity.com which earns a higher blended gross margin.

For the three-month period ended April 30, 2020, the Retail Segment recorded income from operations of $1,658 compared to a loss from operations of $1,520 in the same period last year.

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Wholesale Segment Performance

Revenues in the Company’s Wholesale Segment decreased by $131 to $1,661 in the three-month period ended April 30, 2020 (2019: $1,792).

Gross profit decreased by $154 to $572 in the three-month period ended April 30, 2020, compared to $726 for the same period last year.

The Wholesale Segment incurred a loss from operations of $356 compared to a loss from operations of $227 in the same period during the prior year.

Corporate Segment Performance

The Corporate Segment’s main function is to administer the other two Segments (Retail and Wholesale) and is responsible for the executive management and financing needs of the business. The Corporate Segment earned revenues of $90 in the three-month period ended April 30, 2020, compared to $28 revenue being earned in the same period during the prior year. The revenue was made up of royalty fees and other revenues.

Geographical Markets

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The following presents information related to the Company’s geographical markets and product mix:

For the three months ended April 30, 2020	Retail	Wholesale	Corporate	Total
	$	$	$	$
Primary geographical markets
Canada	15,707	773	90	16,570
USA	1,888	888	-	2,776
International	226	-	-	226
Total revenue	17,821	1,661	90	19,572
Major products and services
Cannabis	14,371	-	-	14,371
Smoking accessories	2,784	1,575	-	4,359
Franchise royalties and fees	125	-	88	213
Other revenue	541	86	2	629
Total revenue	17,821	1,661	90	19,572

Sales performance increased significantly on average, with Canna Cabana leading Canadian sales and Grasscity contributing to US and International sales. Revenues in the International market are comprised of sales made to all countries outside of North America.

Summary of Quarterly Results

(C$ in thousands, except per share amounts)	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Revenue	19,572	13,659	11,409	8,288	6,596	5,001	2,283	2,175
Adjusted EBITDA (a)	1,935	(550)	(6,004)	(3,369)	(3,486)	(3,338)	(2,749)	(698)
Income (Loss) from Operations	57	(1,943)	(6,393)	(4,038)	(4,582)	(4,861)	(2,771)	(707)
Net Loss	(5,046)	(3,852)	(15,427)	(3,724)	(3,319)	(3,822)	(3,847)	(615)
Net Loss per Share (Basic)	(0.02)	(0.02)	(0.07)	(0.02)	(0.02)	(0.02)	(0.05)	-
Net Loss per Share (Diluted)	(0.02)	(0.02)	(0.07)	(0.02)	(0.02)	(0.02)	(0.05)	-

(a)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net Loss is found under “EBITDA and Adjusted EBITDA” in this MD&A.

Aside from the seasonal increase in consumer spending leading up to and slightly after the winter holiday period, which occurs in the first quarter of the Company’s fiscal year, seasonality is becoming a decreasing factor in the Company’s sales performance as the Retail Segment grows. Quarter-over-quarter revenues increased as the Company aggressively expanded Canna Cabana operations, optimized Grasscity and integrated acquired businesses such as 2680495 Ontario Inc. (Canna Cabana Hamilton, Ontario) and 102088460 Saskatchewan Ltd. (Canna Cabana Tisdale, Saskatchewan) into the Company.

Adjusted EBITDA increased by $5,421 in the second quarter of 2020 compared to the same period in the prior year due to higher revenues and improving operating expenses as a percentage of revenues.

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

EBITDA and Adjusted EBITDA

The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

	2020(1)		2019(2)				2018(3)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Loss	(5,046)	(3,852)	(15,429)	(3,724)	(3,319)	(3,821)	(3,847)	(615)
Income taxes	95	(85)	2,998	(1,310)	(1,166)	(1,230)	(1,529)	(9)
Accretion and interest	2,631	1,815	1,676	1,040	231	106	-	-
Depreciation and amortization	1,807	1,366	478	462	275	186	58	9
EBITDA	(513)	(756)	(10,277)	(3,532)	(3,979)	(4,759)	(5,318)	(615)
Foreign exchange	(17)	(4)	49	(41)	(39)	75	190	(32)
Transaction and acquisition costs	173	622	(36)	-	-	142	491	-
Revaluation of derivative liability	125	(439)	(732)	-	-	-	-	-
Loss on extinguishment of debenture	186	-	-	-	-	-	-	-
Impairment loss	247	-	4,820	-	-	-	-	-
Share-based compensation	71	27	180	207	590	1,232	-	-
Revaluation of marketable securities	477	-	-	-	-	-	-	-
Loss on sale of marketable securities	1,186	-	-	-	-	-	22	(51)
Gain on extinguishment of financial liability	-	-	(129)	-	-	-	-	-
Related party balances written off	-	-	34	-	-		1,419	-
Gain on disposal of property and equipment	-	-	-	2	-	(3)	-	-
FV change in conversion feature	-	-	-	-	-	-	(28)	-
Discount on accounts receivable	-	-	87	(5)	(58)	(24)	475	-
Adjusted EBITDA	1,935	(550)	(6,004)	(3,369)	(3,486)	(3,337)	(2,749)	(698)

(1)	Cash outflow for the lease liabilities during the three-months ended April 30, 2020 were $1,170 and $969 for three months ended January 31, 2020.
(2)	Financial information for 2019 has not been restated for the adoption of IFRS 16.
(3)	Financial information for 2018 has not been restated for the adoption of IFRS 15 and IFRS 16.

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Financial Position, Liquidity and Capital Resources

Assets

As at April 30, 2020, the Company had cash and cash equivalents balance of $7,044 (2019: $806).

Working capital including cash and cash equivalents as at April 30, 2020 was a deficit of $ $20,946 (October 31, 2019: surplus $1,939). The change is mainly due to the maturity of convertible debt of $18,529 and related derivative liability of $3,470 being less than 12 months away as of April 30, 2020. During the first quarter of 2020, the Company secured a credit facility of up to $10,000 from Windsor Capital. During the second quarter of 2020, the Company agreed to sell the assets of KushBar and the rights to five permitted retail cannabis stores to Halo Labs for $12,000. These transactions and positive cash flow from operations provide the Company enough liquidity for working capital and to pursue its near-term expansion plan.

Total assets of the Company were $73,155 on April 30, 2020 compared to $40,743 on October 31, 2019. The increase in total assets is primarily due to an increase in intangible assets as a result of the acquisition of 2680495 Ontario Inc. (“2680495”), operating as Canna Cabana branded store in Hamilton, Ontario, the acquisition of 102088460 Saskatchewan Ltd. (“102088460”) which operates a licensed retail cannabis store in Tisdale, Saskatchewan, and a 50% interest in Saturninus Partners, operating as Canna Cabana branded store in Sudbury, Ontario. Assets also increased due to capital asset additions, inventory purchases, and prepaid lease deposits because of the expansion during the period. The increase in total assets is also due to the recognition of right-of-use assets amounting to $18,281because of the transition to IFRS 16 on November 1, 2019.

Liabilities

Total liabilities increased to $65,180 at April 30, 2020 compared to $31,336 on October 31, 2019 primarily due to increase in convertible debentures of $7,279 and increase in derivative liability of $1,349 arising from convertible debt. The proceeds from convertible debenture were used for expansion and working capital. As well, the increase in liabilities is also primarily due to the recognition of lease obligations amounting to $18,546 because of the transition to IFRS 16 on November 1, 2019.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities(1)	Units Outstanding
Issued and outstanding common shares	236,380,280
Warrants	135,316,734
Stock options	9,510,000
Convertible debentures	32,838

(1)	Refer to the Company’s Consolidated Financial Statements for a detailed description of these securities.

Cash Flows

During the six-month period ended April 30, 2020, the Company had an overall increase in cash and cash equivalents of $6,238 (2019: increase $1,097).

Total cash generated from operating activities was $3,134 for the six-month period ended April 30, 2020 (2019: $7,103 cash used in operating activities). The increase in operating cash outflows is primarily driven by cost optimization initiatives and due to the adoption of IFRS 16. Cash used in investing activities was $1,942 (2019: $10,971) because of cash paid for the acquisitions of 2680495 and 102088460, net of the sale of marketable securities. Cash from financing activities was $5,046 (2019: $19,171) because of issuing convertible debentures and drawing on the Windsor credit facility to facilitate business acquisitions, net of repayment of convertible debenture and lease payments.

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Liquidity

In addition to cash and cash equivalents and non-cash working capital discussed above, the Company secured a credit facility of up to $10,000 from Windsor Capital during the first quarter of 2020. During the second quarter of 2020, the Company agreed to sell the assets of KushBar and the rights to five permitted retail cannabis stores to Halo Labs for $12,000. These transactions provide the Company enough liquidity for working capital and to pursue its near-term expansion plan.

Capital Management

The Company’s objectives when managing capital resources are to:

I.	Deploy capital to provide an appropriate return on investment to its shareholders;
II.	Maintain financial flexibility to preserve the Company’s ability to meet financial obligations; and
III.	Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives as stated above and to respond to changes in economic conditions and the risks inherent it its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year-over-year sustainable profitable growth. The Company is not subject to any externally imposed capital requirements or covenants. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash-on-hand and financings as required.

Off Balance Sheet Transactions

The Company does not have any financial arrangements that are excluded from the Financial Statements as at April 30, 2020, nor are any such arrangements outstanding as of the date of this MD&A.

Transactions Between Related Parties

As at April 30, 2020, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Financing transactions

Included in the convertible debenture issued on December 12, 2018, was an investment by CannaIncome Fund Corporation for a total subscription amount of $250, whose CEO is a director of the Company.

Operational transactions

An office and warehouse unit, approximately 27,000 square feet, has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company. To facilitate the mortgage for the development of this unit, a loan guarantee of up to $1,500 has been provided by Smoker’s Corner Ltd., a subsidiary of High Tide Inc.

A director of the Company was engaged to provide legal services to the Company. During the six months ended April 30, 2020, the Company’s expenses included $67 (2019: $92) related to these services.

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Subsequent events

On June 15, 2020, the Company issued an aggregate of 1,871,343 common shares of High Tide (“Interest Shares”) to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders.

Financial Instruments

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity and market risk because of holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by senior management in conjunction with the Board of Directors.

Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents balance is limited because the counterparties are large commercial banks. The amount reported for trade receivable in the statement of financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Trade receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations as well as debt and equity financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations.

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

Outlook

High Tide remains focused on the fundamentals of profitable retail, while continuing to leverage cannabis and its related accessories through the Company’s manufacturing and e-commerce portfolio. High Tide’s diverse mix of consumer channels provides access to layered insights and context unavailable to competitors, providing the Company with an advantage in understanding the development of North American and global cannabis user preferences in real time.

The Company believes that the senior secured credit facility advanced by Windsor Capital, the proceeds from the sale of the common shares of Halo Labs, and achieving positive cash flow from operations has positioned the company to execute on its strategic growth objectives in 2020. The company is well positioned and funded to further its expansion in Ontario, Canada’s largest and most underserved market. This estimate is considered a financial outlook under applicable securities laws. The estimate and any other financial outlooks or future-oriented financial information included herein has been approved by management of High Tide as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purpose of presenting information about management’s current expectations and goals related to the future business of High Tide. Readers are cautioned that actual results may vary materially because of several risks, uncertainties, and other factors, many of which are beyond High Tide’s control. See “Cautionary Note Regarding Forward-Looking Statements”.

At present, High Tide has 33 Canna Cabana branded location including 24 Canna Cabana locations (including one franchise) in Alberta, two locations in Saskatchewan, six locations in Ontario, one Canna Cabana branded location in Ontario and three KushBar locations in Alberta. The Company also has 18 development permits on hand to continue expanding across Alberta. As previously announced, the three operating KushBar locations and five of the development permits have been conditionally sold to US-based Halo Labs. High Tide is currently developing seven retail sites in Alberta, with three currently under construction including a premium location in Banff. In due course, the Company will develop all permits, among others, to achieve the maximum allowable number of stores per operator in Alberta, which is currently capped at 42 by AGLC until December 31, 2020.

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Going forward, Ontario is the largest and most strategically important market for the Company. High Tide expects to open the remaining three Canna Cabana locations by September to reach the provincial maximum of 10 retail cannabis stores per operator. The Company is also in the final stages of clearing due diligence with BCLDB and intends to open the maximum of eight allowable stores per operator in British Columbia. High Tide is currently evaluating entering Manitoba, Yukon, and Northwest Territories to open cannabis retail stores.

Regarding the Company’s e-commerce business, High Tide continues to expand the Grasscity accessories portfolio and its US-based order fulfillment capabilities from the Las Vegas warehouse. High Tide also launched CBDcity.com in May of 2020 for customers in the US and EU.

Overall, management continues to review segment operations and streamline processes to reduce expenses via changes to staffing levels, lower general and administrative expenses and minimize incurring professional fees.

Risk Assessment

Management of High Tide defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company. The following section describes specific and general risks that could affect the Company. The following descriptions of risk do not include all possible risks as there may be other risks of which management is currently unaware.

Changes in Laws and Regulations

The Cannabis Act became effective on October 17, 2018. The Company’s success is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals for the operation of its business. Further, the Company cannot predict the time required to secure all appropriate regulatory approvals for its business. The impact of cannabis regulatory compliance regime could have an adverse effect on the Company’s business, results of operation and financial condition.

Failure to Manage Growth Successfully

The Company’s business has grown rapidly in the last year. The Company’s growth places a strain on managerial, financial, and human resources. The Company will need to provide adequate operational, financial and management controls and reporting procedures to manage the continued growth in the number of employees, scope of operations and financial systems as well as the geographic area of operations. Expanding the business into new geographic areas requires the Company to incur costs, which may be significant, before any associated revenues materialize. Future growth beyond the next 12 months will depend upon several factors, including but not limited to the Company’s ability to:

●	issue further equity and/or take on further debt to fund the completion of the Company’s expansion plans, including the build-out of new recreational cannabis stores and the expansion of its client base;

●	hire, train and manage additional employees to provide agreed upon services;

●	execute on and successfully integrate acquisitions; and

●	expand the Company’s internal management to maintain control over operations and provide support to other functional areas within High Tide.

High Tide’s inability to achieve any of these objectives could harm the Company’s business, financial condition, reputation, and operating results.

High Tide Inc.

Management’s Discussion and Analysis

For the three and six months ended April 30, 2020 and 2019

(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Dependence on Key Personnel

The success of High Tide is largely dependent on the performance of its key employees and directors. Failure to retain key employees and directors and to attract and retain additional key employees with necessary skills could have a material adverse impact on the Company’s growth and profitability. The departure of any key personnel could have a material adverse effect on the Company’s business, results of operations and financial condition.

Competition

As more licenses are issued, the Company will experience increased competition from other organizations with more financial resources, market access and marketing experience than the Company. Increased competition may cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company’s business, results of operation and financial condition.

Failure to Secure Retail Locations

One of the factors in the growth of the Company’s Cannabis retail business depends on the Company’s ability to secure attractive locations on terms acceptable to the Company. The Company faces competition for retail locations from its competitors and from operators of other businesses. There is no assurance that future locations will produce the same results as past locations.

Cyber Risks

The Company and its third-party services provider’s information systems are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. The operations of the Company depend, in part, on how well networks, equipment, information technology systems and software are protected against damage from several threats. The failure of information systems or a component of information system could, depending on the nature of any such failure, could have a material adverse effect on the Company’s, business, its reputation, results of operations and financial condition.

Market Risk

The COVID-19 outbreak remains unknown and it has introduced uncertainty and volatility into global markets and economies. The Company is monitoring developments and is prepared for various impacts related to COVID-19. The Company has a comprehensive pandemic and business continuity plan that ensures its readiness to appropriately address and mitigate various business risks and potential impacts to customers and employees. The Company believes this could have a material adverse effect on the Company’s business, results of operations and financial condition.